SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ________________

                             240.13d-102
                                 SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
(S)240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO (S)240.13D-2

                             (Amendment No.  1 )*
                                           -----

                          Harbour Capital Corp.
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                             411615107
                              ------------------
                                (CUSIP Number)

                          December 31, 1998
          --------------------------------------------------------
---
               Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

------------------------
  CUSIP NO. 411615107                   13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                           480,000
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          480,000
------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      480,000
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    48.3%

------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 2

------------------------
  CUSIP NO. 411615107                   13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NationsBank, N.A.
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            480,000

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             480,000

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    480,000
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    48.3%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    BK
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 3

Item 1  (a)  Name of Issuer:            Harbour Capital Corp.

        (b)  Address of Issuer's
             Principal Executive        870 Greenbrier Circle
#400
           Offices:                     Chesapeake, VA  23310



Item 2  (a)  Names of Person Filing:    BAC
                                   NBNA


        (b)  Address of Principal
           Business Offices:       See Annex I

        (c)  Citizenship:               See Annex I

        (d)  Title of Class of            Common Stock
             Securities:

        (e)  CUSIP Number:              411615107



Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
           or (c), check whether the person filing is a:


             (a) [_]   Broker or Dealer registered under Section
15 of the Act
                    (15 U.S.C. 78o)

             (b) [X]   Bank as defined in Section 3(a)(6) of the
Act (15 U.S.C.
                    78c)

             (c) [_]   Insurance Company as defined in Section
3(a)(19) of the
                       Act (15 U.S.C. 78c)

             (d) [ ]   Investment Company registered under Section
8 of the
                       Investment Company Act (15 U.S.C. 80a-8)

           (e) [_]   An investment adviser in accordance with
(S)240.13d-
                    1(b)(1)(ii)(E)

             (f) [_]   An employee benefit plan or endowment fund
in accordance
                    with (S)240.13d-1(b)(1)(ii)(F)

             (g) [X]   A parent holding company or control person
in accordance
                    with (S)240.13d-1(b)(ii)(G)

           (h) [_]   A savings association as defined in Section
3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) [_]   A church plan that is excluded from the
definition of an
                    investment company under section 3(c)(14) of
the
                    Investment Company Act of 1940 (15 U.S.C. 80a-
3)

           (j) [_]   Group, in accordance with (S)240.13d-
1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [_]



Item 4       *Ownership

             (a) Amount Beneficially Owned:
                         BAC
480,000
                     NBNA
480,000







________
*    By virtue of the corporate relationships between Reporting
Persons as
     described in Item 7, BAC (the parent company) may be deemed to possess
     indirect beneficial ownership of shares beneficially owned directly by its
     subsidiaries. Similarly, higher tier BAC subsidiaries may be
deemed to      possess indirect beneficial ownership of shares
beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared
between entities due to their      corporate relationships.

          (b) Percent of Class:
                         BAC
48.2%
                     NBNA
48.2%



          (c) Number of shares as to which the person has:

                 (i)     sole power to vote or to direct
                    the vote:
                    BAC                                     0
                    NBNA
480,000


              (ii)    shared power to vote or to direct
                    the vote:
                    BAC                                480,000
                    NBNA                               0


             (iii)  sole power to dispose or to direct the
                    disposition of:
                    BAC                                     0
                    NBNA
480,000


              (iv)    shared power to dispose or to direct
                    the disposition of:
                    BAC
480,000
                    NBNA                               0




Item 5       Ownership of Five Percent or Less of a Class.


             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6       Ownership of More than Five Percent on Behalf of
Another Person.

             Not Applicable.


Item 7       Identification and Classification of the Subsidiaries
Which
             Acquired the Security Being Reported on by the Parent
Holding
             Company.

             See Annex I.


Item 8       Identification and Classification of Members of the
Group.

             Not Applicable.


Item 9       Notice of Dissolution of Group.

             Not Applicable.



Item 10     Certification.




[X]       By signing below I certify that, to the best of my
knowledge and
          belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or
          influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  (13d-
1(b)).




[_]       By signing below I certify that, to the best of my
knowledge and            belief, the securities referred to above
were not acquired and are          not held for the purpose of or
with the effect of changing or               influencing the
control of the issuer of the securities and were not
acquired and are not held in connection with or as a participant
in        any transaction having that purpose or effect.  (13d-
1(c)).

SIGNATURE
----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  February 4, 1999



     BANKAMERICA CORPORATION*

     NATIONSBANK, N.A.*





*By:  /s/ Stephen A Doyle
     Vice President Corporate Compliance
     Wealth Management Operations
     (evidence of signing authority attached as Exhibits B and C)

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: February 4, 1999



     BANKAMERICA CORPORATION*

     NATIONSBANK, N.A.*





*By:  /s/ Stephen A Doyle Corporate Compliance
     Wealth Management Operations  (evidence of signing authority attached as Exhibits B and C)

Exhibit B


                    Excerpt from By-Laws of BAC



Article IX. Section 1.   Execution of Instruments.     All
agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, master agreements, swap agreements, guarantees, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Managing Director, any Vice President, any Assistant Vice President, or any individual who is listed on the Corporation's Officer's payroll file in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any of such designated officers or individuals may direct. The provisions of this Section 1 are supplementary to any other provision of these Bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

Exhibit C


                         Excerpt from By-Laws of NBNA



Section 6.2.   Execution of Instruments.     All agreements,
indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, master agreements, swap agreements, guarantees of signatures, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the Association by the Chairman of the Board, any Vice Chairman of the Board, the President, any Vice President, any Assistant Vice President, or any individual who is listed on the Association's Officer's payroll file in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any of such designated officers or individuals may direct, or, if in connection with the exercise of fiduciary powers of the Association, by those officers or by any Trust Officer. The provisions of this Section 6.2 are supplementary to any other provision of these Bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

                              Annex I


     This Annex identifies the filing parties of the attached
Schedule.



I.     (a)    BankAmerica Corporation ("BAC") is a Delaware
corporation.  It                wholly-owns NBNA.

       (b)    registered bank holding company

       (c) 100 North Tryon Street, NationsBank Corporate Center Charlotte, N.C. 28255


II.   (a)   NationsBank, N.A. ("NBNA") is a national banking
association                organized under the laws of the United
States.

      (b)   national bank

      (c)    110 South Tryon Street, NationsBank Corporate Center
            Charlotte, N.C.  28255